Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

CEMEX LEVERAGES MEXICAN PRODUCTION CAPABILITIES TO MEET SOLD OUT U.S. MARKETS

MONTERREY, MEXICO. MARCH 7, 2022 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that, following its successful restart of one kiln at its CPN cement plant located in northwest Mexico in 2021, it is now reactivating the second CPN kiln. This investment will leverage CEMEX’s unparalleled regional trading network to meet growing cement demand throughout the western United States. Once operational, the recommissioned kiln is expected to provide nearly 800,000 additional metric tons of cement for customers across Arizona, California and Nevada.

CEMEX will invest US$29 million to bring on the second kiln in its Sonora, Mexico plant, and expects the line to be operational by the third quarter of 2022. This investment follows an earlier US$15 million capital expenditure during 2021 to restart the first kiln.

“Many cement customers in the western U.S. have been impacted by tight supply constraints for several months, and at CEMEX, we are proactively looking for opportunities to further alleviate those conditions and enrich customer experiences by enhancing how we operate while utilizing our global reach,” said Jaime Muguiro, President of CEMEX USA. “Customers require more cement to keep pace with the region’s growth, and we want to ensure they have stable and steady access to the high-quality materials that are essential to meet their needs.”

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: cemex.com

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CEMEX assumes no obligation to update or correct the information contained in this press release. This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations, including the second CPN kiln not being reactivated as per the expected timing stated in this press release or being able to service cement demand within the referenced region. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.

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